Filed pursuant to Rule 433

Issuer Free Writing Prospectus dated April 5, 2019

Relating to Preliminary Prospectus Supplement dated April 4, 2019 to Prospectus dated April 4, 2019

Registration No. 333-230718

We have filed a registration statement on Form F-3 (Registration No. 333-230718), including a prospectus dated April 4, 2019, and a preliminary prospectus supplement dated April 4, 2019 with the Securities and Exchange Commission (the “SEC”) for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus included in the registration statement, the preliminary prospectus supplement, the documents incorporated by reference in the registration statement and other documents we have filed with the SEC for more complete information about us and this offering. Investors should rely upon the prospectus, the preliminary prospectus supplement and any relevant free writing prospectus for complete details of this offering. You may get these documents and other documents we have filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, a copy of the prospectus supplement and the related base prospectus may be obtained from Credit Suisse Securities (USA) LLC, Attention: Prospectus Department at 11 Madison Avenue, New York, NY 10010-3629, United States of America, or by calling 1-800-221-1037, or by email at usa.prospectus@credit-suisse.com or Deutsche Bank Securities Inc., Attention: Prospectus Group, Bank Securities Inc., 60 Wall Street, New York, NY, 10005 by e-mail at prospectus.cpdg@db.com. You may also access our most recent preliminary prospectus supplement dated April 4, 2019, as filed with the SEC via EDGAR on April 4, 2019, by visiting EDGAR on the SEC website at https://www.sec.gov/Archives/edgar/data/1625414/000104746919001918/a2238343z424b5.htm.

The following information supplements and updates the information contained in the Company’s preliminary prospectus supplement dated April 4, 2019 (the “Preliminary Prospectus Supplement”). In the Preliminary Prospectus Supplement, we did not specify the following information:

(i)                                   The number of the ADSs that we will lend to the ADS Borrowers pursuant to the ADS Lending Agreements is, in total, 4,230,776 ADSs, which comprises of 2,250,000 Initial Borrowed ADSs and 1,980,776 Additional Borrowed ADSs.

(ii)                                Upon completion of the offering of the Borrowed ADSs pursuant to the Preliminary Prospectus Supplement and the accompanying base prospectus, the Company will have up to 186,260,462 ordinary shares issued and outstanding, including up to 172,959,724 Class A ordinary shares, among which up to 113,768,353 Class A ordinary shares were represented by ADSs (excluding 11,799,725 Class A ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plans and the shares repurchased by us from the open market under our share repurchase program), and 13,300,738 Class B ordinary shares.

This issuer free writing prospectus updates the information contained in the Preliminary Prospectus Supplement. Capitalized terms herein have the same meaning as in the Preliminary Prospectus Supplement. The free writing prospectus reflects the following amendments and supplements that were made to the Preliminary Prospectus Supplement.

Baozun Announces Pricing of an Offering of American Depositary Shares

in connection with the Registered ADS Borrow Facility

SHANGHAI, CHINA, April 5, 2019 — Baozun Inc. (NASDAQ: BZUN), the leading brand e-commerce service partner that helps brands execute their e-commerce strategies in China (“Baozun” or the “Company”), today announced the pricing on April 4, 2019 of an offering of American Depositary Shares (“ADSs”), each currently representing three Class A ordinary shares of the Company, par value of US$0.0001 per share, which the Company will lend to affiliates of the underwriters (the “ADS Borrowers” and the “ADS Offering”).

The Company also priced the concurrent offering (the “Notes Offering”) of US$225 million in aggregate principal amount of convertible senior notes due 2024 (the “Notes”) pursuant to Rule 144A and Regulation S under the Securities Act of 1933, as amended. The Company has granted the initial purchasers in the Notes Offering a 30-day option to purchase up to an additional US$50 million in principal amount of the Notes. The Company estimates that the net proceeds from the Notes Offering will be approximately US$219.8 million (or US$269.0 million if the initial purchasers exercise their option to purchase additional notes in full). The Company plans to use the net proceeds from the Notes Offering for working capital and other general corporate purposes, including repayment of outstanding indebtedness and potential future acquisitions.

Concurrently with the Notes Offering, the Company has entered into the ADS lending agreements with the ADS Borrowers that are affiliates of the initial purchasers in the Notes Offering, pursuant to which the Company will lend, in total, 4,230,776 ADSs to the ADS Borrowers, of which 2,250,000 ADSs (the “Initial Borrowed ADSs”) are being initially offered at US$40.00 per ADS. The offering of the Initial Borrowed ADSs is conditioned on the closing of the Notes Offering. If the Notes Offering is not consummated, the ADS Offering will terminate and all borrowed ADSs (or ADSs fungible with borrowed ADSs) must be returned to the Company. The Company will not receive any proceeds but will receive a nominal lending fee from the ADS Borrowers, which will be applied to fully pay up the Class A ordinary shares underlying the borrowed ADSs.

The ADS Borrowers may subsequently offer the remaining borrowed ADSs for sale on a delayed basis following the Notes Offering at market prices prevailing at the time of sale or at negotiated prices. The Company has been advised by the ADS Borrowers that they expect that, over the same period as their affiliates sell such additional borrowed ADSs, the ADS Borrowers or their affiliates may, in their discretion, purchase a comparable number of ADSs in the open market and use such ADSs to facilitate short sales and/or privately negotiated derivative transactions by investors in the Notes.  The activity described above could affect the market price of the Company’s ADSs or the Notes otherwise prevailing at that time.

The Company will not receive any proceeds from the offering of the borrowed ADSs. The borrowed ADSs will not be considered outstanding for purposes of computing and reporting the Company’s earnings per ADS under current U.S. GAAP rules. The Company believes that the registered ADS borrow facility, as described above, would help achieve better terms of the Notes Offering for the Company.

The Company has filed an automatic shelf registration statement on Form F-3 with the U.S. Securities and Exchange Commission (“SEC”). A prospectus supplement and the related base prospectus describing the terms of the ADS Offering have been filed with the SEC. When available, the final prospectus supplement for the ADS Offering will be filed with the SEC. The ADS Offering is being made only by means of the prospectus supplement and accompanying base prospectus. Before you invest, you should read the prospectus supplement and the accompanying base prospectus and other documents that the Company has filed with the SEC for more complete information about the Company and the offering. You may obtain these documents free of charge by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, a copy of the prospectus supplement and the related base prospectus may be obtained from Credit Suisse Securities (USA) LLC, Attention: Prospectus Department at 11 Madison Avenue, New York, NY 10010-3629, United States of America, or by calling 1-800-221-1037, or by email at usa.prospectus@credit-suisse.com or Deutsche Bank Securities Inc., Attention: Prospectus Group, Bank Securities Inc., 60 Wall Street, New York, NY, 10005 by e-mail at prospectus.cpdg@db.com.

This press release shall not constitute an offer to sell or a solicitation of an offer to purchase any securities, nor shall there be a sale of the securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

This press release contains information about the pending offerings of the Notes and the ADSs, and there can be no assurance that any of the offerings will be completed.

Safe Harbor Statement

This release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “going forward,” “outlook” and similar statements. Among other things, whether the Notes Offering will be completed and on which terms, as well as the Company’s strategic and operational plans, are forward-looking statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

About Baozun Inc.

Baozun is the leading brand e-commerce service partner that helps brands execute their e-commerce strategies in China by selling their goods directly to customers online or by providing services to assist with their e-commerce operations. The Company’s integrated end-to-end brand e-commerce capabilities encompass all aspects of the e-commerce value chain, covering IT solutions, store operations, digital marketing, customer services, warehousing and fulfillment.

For investor and media inquiries, please contact:

Baozun Inc.

Ms. Wendy Sun

ir@baozun.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In U.S.

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com